Exhibit 99.4

Cornwall Investments takes ownership stake in Titan

Atlanta, GA (June 10, 2011) -- Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) has announced Cornwall Investments LLC is taking a 13% ownership stake in the company, subject to TSX approval. Cornwall makes investments in both public and private entities that are primarily involved in the hedge fund support and commodities industries although it is not limited to such.

The investment in Titan was initiated by Cornwall’s Managing Director Robert Aaron, who is also CEO of Gilwern Associates, a hedge fund consulting firm. He serves as Vice Chairman of HedgeServ, a hedge fund administrator and Investor Analytics, a firm that offers a risk solution to the alternatives industry. Previously Mr. Aaron was Chief Executive Officer of DPM Mellon LLC, a diversified hedge fund administrator he founded in 1994.

Mr. Aaron was previously Chairman of the Board of the Managed Funds Association (MFA), the trade group for the United States hedge fund industry. He also served as Conference Chairman and was a Director and Treasurer of the MFA. Mr. Aaron is a member of the Founder's Council of the Greenwich Roundtable, a non-profit research and education group dedicated to investors in alternative investments. He serves on the group’s Education and External Affairs Committees. Mr. Aaron has over 30 years of experience in trading operations and risk management, asset allocation and investment accounting, and is a recognized expert in the hedge fund industry. He has published several articles on hedge funds, on both operational and risk transparency issues.

“We are extremely pleased to announce Cornwall as our first institutional investor”, commented John Coulter, President and CEO of Titan. “This investment is a strong validation of Titan’s mission to democratize quantitative research for hedge funds globally. Bob Aaron has an incredible reputation amongst the hundreds of firms he’s serviced during his prestigious career. We will also gain valuable insight from Gilwern as we rapidly expand Titan’s presence in the alternative investment space.”

About Titan Trading Analytics Inc.: www.titantrading.com
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and social media sentiment and identifies trade opportunities based on matching real-time and historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements
The statements in this news release relating to matters that are not current or historical facts are forward-looking statements. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors. Actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Titan undertakes no obligation to publicly update or revise any forward-looking statement.

Contacts
Titan: Audra Tiner, Articulate Communications Inc., atiner@articulatecomms.com, 212-255-0080 ext. 34

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON, AB   T6H 5R7   PHONE 780.438.1239   FAX 780.438.1249